UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

AMERCO
(Name of Issuer)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

023586100
(CUSIP Number)

Laurence J. DeRespino
2727 North Central Avenue
Phoenix, Arizona 85004
(602) 263-6788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Edward J. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,956
	8.	Shared Voting power 8,309,584 (1)
	9.	Sole Dispositive Power 24,956
	10.	Shared Dispositive Power 8,309,584(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,334,540 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.51% (1)
14.	Type of Reporting Person IN

(1)  See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Mark V. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 27,032
	8.	Shared Voting power 8,309,584 (2)
	9.	Sole Dispositive Power 27,032
	10.	Shared Dispositive Power 8,309,584(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,336,616 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.52%(2)
14.	Type of Reporting Person IN

(2)  See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Foster Road LLC
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 7,562,884 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,562,884(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,584 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.38% (3)
14.	Type of Reporting Person OO

(3)  See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Willow Grove Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 7,562,884 (4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,562,884 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,584 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.38% (4)
14.	Type of Reporting Person PN

(4)  See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Blackwater Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 716,700(5)
	8.	Shared Voting power 0
	9.	Sole Dispositive Power 716,700 (5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,584 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.38% (5)
14.	Type of Reporting Person CO

(5)  See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person SAC Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 30,000 (6)
	8.	Shared Voting power 0
	9.	Sole Dispositive Power 30,000 (6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,309,584 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.38% (6)
14.	Type of Reporting Person CO

(6)  See Item 5 below.

Introduction

This Amendment No. 7 (this “Amendment”) relates to the Schedule 13D filed on July 13, 2006, as amended by Amendment No. 1 filed on March 9, 2007, as amended by Amendment No. 2 filed on June 26, 2009, as amended by Amendment No. 3 filed on May 1, 2013, as amended by Amendment No. 4 filed on December 17, 2015, as amended by Amendment No. 5 filed on February 12, 2016 and as amended by Amendment No. 6 filed on September 14, 2016  (the “Schedule 13D”), which relates to a group now consisting of Edward J. Shoen, Mark V. Shoen, Foster Road LLC, Willow Grove Holdings LP, Blackwater Investments, Inc. and SAC Holding Corporation, each individually and/or on behalf of the various entities as applicable (the “Reporting Persons”) with respect to the common stock, $0.25 par value per share (the “Common Stock”), of AMERCO (the “Company”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Blackwater Investments, Inc. paid $352.8677 per share of Company Common Stock purchased, totaling $705,735.40.

Item 4. Purpose of Transaction.

On May 30, 2017, Blackwater Investments, Inc. purchased 2,000 shares of AMERCO stock on the open market.  No other material changes.

Item 5. Interest in Securities of the Issuer.

(a)-(b)As set forth below, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock individually and as a group and each of the Reporting Persons maintains such sole or shared voting power as applicable.  Each of the Reporting Persons continues to maintain sole dispositive power in respect of the shares beneficially owned individually by such Reporting Person.  As of June 9, 2017, there were 19,607,788 shares of Common Stock outstanding, which is used as the basis for calculating percentages.

Foster Road LLC owns a 0.1% general partner interest in Willow Grove Holdings LP and controls all voting and disposition decisions with respect to the Common Stock owned by Willow Grove Holdings LP.  Foster Road LLC is managed by Edward J. Shoen and Mark V. Shoen.  Blackwater Investments, Inc. is wholly-owned by Willow Grove Holdings LP and directly owns 716,700 shares of the Common Stock.  SAC Holding Corporation is wholly-owned by Blackwater Investments, Inc. and directly owns 30,000 shares of the Common Stock.  The 7,562,884 shares of Common Stock reported above in connection with Willow Grove Holdings LP and Foster Road LLC do not include the 716,700 or 30,000 shares of Common Stock owned by Blackwater Investments, Inc. and SAC Holding Corporation, respectively. By virtue of Willow Grove Holdings LP’s ownership of Blackwater Investments, Inc., Willow Grove Holdings LP is the indirect owner of such 746,700 shares of Common Stock.  Accordingly, Willow Grove Holdings LP directly and indirectly owns 8,309,584 shares of Common Stock, approximately 42.38% of the Common Stock outstanding.

Edward J. Shoen:

Individually - owns directly or indirectly 24,956 shares of Common Stock, approximately 0.13% of the Common stock outstanding.

Group - owns directly or indirectly 8,334,540 shares of Common Stock, approximately 42.50% of the Common stock outstanding.

Mark V. Shoen:

Individually - owns directly or indirectly 27,032 shares of Common Stock, approximately 0.14% of the Common stock outstanding.

Group - owns directly or indirectly 8,336,616 shares of Common Stock, approximately 42.52% of the Common stock outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the shares owned by the other Reporting Persons.  The filing of this Schedule 13D/A shall not be deemed an admission that any of the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that he or it does not directly own.

No other material changes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Foster Road LLC, the general partner of Willow Grove Holdings LP, controls all voting and disposition decisions with respect to the Common Stock owned by Willow Grove Holdings LP.  Foster Road LLC is owned by Edward J. Shoen and Mark V. Shoen.  Foster Road LLC holds a 0.1% general partner interest in Willow Grove Holdings LP.

Item 7. Material to be Filed as Exhibits.

Exhibit

99.1Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

/s/ Edward J. Shoen

Edward J. Shoen

/s/ Mark V. Shoen

Mark V. Shoen

Willow Grove Holdings LP

By:   Foster Road LLC, its General Partner

By: /s/ Edward J. Shoen

Edward J. Shoen, Manager

Foster Road LLC

/s/ Edward J. Shoen

Edward J. Shoen, Manager

Blackwater Investments, Inc.

/s/ Mark V. Shoen

Mark V. Shoen, President

SAC Holding Corporation

/s/ Mark V. Shoen

Mark V. Shoen, President